Free Writing Prospectus

Filed pursuant to Rule 433

Registration Number 333-178017

Stanley Black & Decker, Inc.

$400,000,000 5.75% Fixed-to-Floating Rate Junior Subordinated Debentures due 2053

Term Sheet

November 25, 2013

Issuer:	Stanley Black & Decker, Inc.

Title of Security:	5.75% Fixed-to-Floating Rate Junior Subordinated Debentures due 2053

Registration Format:	SEC Registered

Principal Amount:	$400,000,000

Trade Date:	November 25, 2013

Settlement Date (T+5):	December 3, 2013

Maturity Date:	December 15, 2053

Optional Interest Deferral:	Maximum of 5 consecutive years per deferral; deferred interest will accrue and compound at a rate equal to the applicable interest rate on the debentures, to the extent permitted by law

Interest Rate and Interest Payment Dates during Fixed-Rate Period:

5.75% per annum, accruing from and including December 3, 2013 to, but excluding,

December 15, 2018, payable semi-annually in arrears on June 15 and December 15,

beginning on June 15, 2014 and ending on December 15, 2018

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 4.304%, accruing from and including December 15, 2018, payable quarterly in arrears on March 15, June 15, September 15 and December 15, beginning on March 15, 2019

Day Count:	Fixed-Rate Period: 30/360 Floating-Rate Period: Actual/360

Price to Public:	100.00%

Underwriter Purchase Price:	98.00%

Optional Redemptions:
Make-Whole Call:	T+50 bps prior to December 15, 2018
Par Call:	On or after December 15, 2018 at par
Call for Tax Event:	Prior to December 15, 2018 at par within 90 days of Tax Event

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	854502 AF8 / US854502AF89

Expected Security Ratings*:	Moody’s: Baa2 / S&P: BBB+ / Fitch: BBB

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this pricing term sheet supplements the preliminary prospectus supplement issued by Stanley Black & Decker, Inc. on November 25, 2013 relating to its prospectus dated November 16, 2011 (together the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement, including a preliminary prospectus supplement and a base prospectus, with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.